

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

May 19, 2017

<u>Via E-mail</u>
John E. Carter
Chief Executive Officer
Carter Validus Mission Critical REIT II, Inc.
4890 West Kennedy Blvd.
Suite 650
Tampa, Florida 33609

> **Re: Carter Validus Mission Critical REIT II, Inc.
>   Registration Statement on Form S-11
>   Filed May 1, 2017
>   File No. 333-217579**

Dear Mr. Carter:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact me at (202)551-3585 with any questions.

                            Sincerely,

                            /s/ Stacie D. Gorman

                            Stacie D. Gorman
                            Senior Counsel
                            Office of Real Estate and
                            Commodities

cc: Heath D. Linsky, Esq. (*via e-mail*)